EXHIBIT 2

DECLASSIFICATION PROPOSAL LETTER

March 24, 2023

Via Electronic Mail and Courier

Mr. Mark L. Winget, Secretary

c/o Nuveen Core Plus Impact Fund

333 West Wacker Drive

Chicago, IL 60606

Re: Nuveen Core Plus Impact Fund (the "Fund")

Dear Mr. Winget,

Saba Capital Management, L.P. (the "Proponent" or "Saba") is the investment adviser to Saba Capital CEF Opportunities 1, Ltd., the owner of 339,680 shares of common stock, par value $0.01 per share of the Fund (the "Common Shares"), which has held continuously for more than one year shares representing a market value of $25,000 or more prior to and including the date hereof.

In accordance with Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the Proponent submits the following proposal for presentation to the Fund's stockholders at the Fund's 2024 annual meeting of stockholders, including any postponement or adjournment or special meeting held in lieu thereof (the "Meeting").

The Proponent's proposal pursuant to Rule 14a-8 of the Exchange Act (the "Proposal") is as follows:

PROPOSAL

RESOLVED, that the shareholders of Nuveen Core Plus Impact Fund (the "Fund") request that the Board of Trustees of the Fund (the "Board") take all necessary steps in its power, subject to its fiduciary duties, to declassify the Board so that all trustees are elected on an annual basis starting at the next annual meeting of shareholders.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees.

SUPPORTING STATEMENT

Companies that are attentive to their shareholder base and care about good governance elect their board annually, with ~90% of the S&P 500 electing all of their board members annually.1

Saba believes that the annual election of all trustees encourages board accountability to a company's shareholders which, in turn, boosts a board's performance thereby creating greater value for the shareholders it serves.  This view is shared by many proxy advisory firms, institutional investors and large shareholders.

Saba is committed to improving the corporate governance of the Fund for the benefit of all shareholders.  Currently, the Board is divided into three classes serving staggered three-year terms.  Empirical studies have found a statistically significant correlation between the presence of a classified board structure and a decline in firm value, with the effect even more pronounced where board classification is enshrined in a company's charter, as is the case with the Fund.2

For a greater voice in the Fund's corporate governance and to increase the accountability of the Board to shareholders, Saba urges you to vote FOR this proposal.

END OF PROPOSAL

Saba hereby represents that Saba has continuously and beneficially owned Common Shares with a market value of not less than $25,000 for at least one year prior to the date of the submission of Proposal, and intends to continue to hold the requisite number of Common Shares through the date of the Meeting.  A letter from Saba's broker confirming the above ownership will be submitted under separate cover.

In accordance with Rule 14a-8(b)(1)(iii) of the Exchange Act, the Proponent represents that its representatives are able to meet with the Fund via teleconference no less than 10 calendar days, nor more than 30 calendar days, after submission of the Proposal.  The Proponent will assume that the regular business hours of the Fund's principal executive offices, which are located in Illinois, are between 9:00 a.m. and 5:30 p.m. CDT, unless otherwise notified by the Fund. To that end, certain representatives of the Proponent are available to discuss the Proposal during the following business days and at the following times by teleconference:

  April 11, 2023, between 10:00 a.m. and 2:00 p.m. EST
  April 12, 2023, between 10:00 a.m. and 2:00 p.m. EST
  April 13, 2023, between 2:00 p.m. and 4:00 p.m. EST

__________________________

1 See Matteo Tonello et al., Corporate Board Practices in the Russell 3000, S&P 500 and S&P Mid-Cap 400 (Nov. 2021).

2 See generally Lucian A. Bebchuk and Alma Cohen, The Costs Of Entrenched Boards (2005), Journal of Financial Economics, v78, 409-433 and Lucian Bebchuk, Alma Cohen and Charles C.Y. Wang, Staggered Boards and the Wealth of Shareholders: Evidence from a Natural Experiment (2010), available at http://ssrn.com/abstract=1706806.

The Proponent's contact information is as follows:

c/o Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, New York 10174

Attn: Michael D'Angelo

Email: Michael.Dangelo@sabacapital.com

In addition, Saba would appreciate that copies of all written notices and other written or electronic communications (which shall not constitute notice) be sent to:

Schulte Roth & Zabel LLP

919 Third Avenue, Suite 2300

New York, New York 10022

Attn: Eleazer Klein

Email: Eleazer.Klein@srz.com

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that the Proponent may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

By:	Saba Capital Management, L.P.

Name: Michael D’Angelo
Title: Chief Operating Officer and General Counsel

cc: The Board of Trustees of the Fund